May 1, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Airtime DSL Preliminary Information Statement on Schedule 14C Filed April 23, 2009 File No. 000-52877

 Dear Mr. Hodgdon:

We represent AirtimeDSL (“Airtime” or the “Company”).  We are in receipt of your letter dated April 30, 2009 regarding the above referenced filing.  The following are our responses.

1.
We note that on April 20, 2009, you filed a Form 8-K reporting your merger with TAG Industries, Inc. and related transactions, which transactions were consummated by the parties on April 15, 2009.  Please provide us with your analysis of the relevant proxy rules of the Securities Exchange Act of 1934 as to why a Schedule 14A or Schedule 14C was not required in connection with these transactions.

Answer: A Schedule 14A or Schedule 14C was not required in connection with these transactions because shareholder approval was not a requirement for consummation of the merger.

2.
It appears that the amendment to your Articles of Incorporation to change your corporate name is a result of your merger with TAG Industries, Inc.  Therefore, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a).  Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information.  See Note A of Schedule 14A.

Answer: The information required by Item 14 of Schedule 14A is included in the Company’s Form 8-K filed on April 20, 2009 and is incorporated by reference to the Schedule 14C.

3.
We note that you incorporate by reference your Form 8-K filed on April 20, 2009, as well as your Form 10-Q filed on March 13, 2009.  Please advise and provide additional disclosure with respect to your two shareholders who cancelled a total of 40,050,000 shares of your common stock immediately after the acquisition and provide a detailed discussion of this part of the transaction, including the identity of the shareholders who cancelled their shares as well as any consideration received in return for such cancellation.

Answer:  The Company has revised the Schedule 14C to disclose that Mr. Ed Heckerson and Marlena Niemann cancelled a total of 40,050,000 shares of the Company’s common stock in exchange for the Company’s tangible assets prior to the merger.

Very Truly Yours,

Anslow & Jaclin, LLP

By: /s/Gary S. Eaton
       GARY S. EATON